UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

VICON INDUSTRIES, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

925811 10 1

 (CUSIP Number)

David Cui

 Vice President of Finance

Infinova

51 Stouts Lane

Monmouth Junction, NJ 08852

732-355-9100 x 219

With copies to:

Simon J. Lincoln

110 East 59th Street, Suite 3200

New York, NY 10022

917-318-3581

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811 10 1	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHENZHEN INFINOVA LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 543,715
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 543,715
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,715
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 925811 10 1	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 135 Fell Court, Hauppauge, NY 11788.

Item 2.  Identity and Background.

 This Schedule 13D is being filed by Shenzhen Infinova Limited, a public corporation listed in the Shenzhen Stock Exchange (the “Company”), which conducts its business and maintains its principal office at the Infinova Building, Guanlan Hi-Tech Industrial Park, Baoan District, Shenzhen City, Guang Dong Province, China.

The principal business of the Reporting Person is the research, development, design, manufacturing and selling of video surveillance systems and other security-related electronic security products.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its respective executive officers, directors, or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its respective executive officers, directors, or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The names of executive officers and directors (and, with respect to Jeffrey Zhaohuai Liu, a controlling person) of the Company, together with each of their business address, title and occupation, and citizenship, are set forth in the table below.

Executive Officers, Directors & Controlling Person	Business Address	Title and Occupation	Citizenship
Jeffrey Zhaohuai Liu	Infinova, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Chairman of the Board	USA
Yanfeng Zhang	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Vice Chairman of the Board & Chief Executive Officer	China
Chong Lin	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Director and Vice President	China
Yuanliu Hua	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Director, Vice President and Secretary of the Board	China
Shuling Guo	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Chairman of the Supervisory Committee	China
Baozhan Fan	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Supervisor	China
Jiali Lin	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Supervisor	China
Yunhe Liao	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	CFO	China
Weimin Yang	Infinova Building, Guan Lan High Tech Park, Huan Guan Road South, Bao An District, Shenzhen, Guangdong Province, 518110	Vice President	China
Jianzhong Chou	81 Av. Xian Xing Hai, Macau	Director	China
Jinlin Zhao	Nanhai Ave 3688,Shenzhen,Guangdong,P.R.China,518060	Director	China
Desheng Ren	The Chinese University of Hong Kong, Tai Po Rd, Hong Kong	Director	China

CUSIP No. 925811 10 1	13D	Page 4 of 5 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person has acquired an aggregate of 543,715 shares of Common Stock of the Issuer, pursuant to a transaction described in Item 4. The source of funds for the purchase of shares of Common Stock of the Issuer was the general working capital of the Company.

Item 4.  Purpose of Transaction.

On November 24, 2015, the Company entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) by and between the Company and CBC AMERICAS Corp. (f/k/a CBC (America) Corp., f/k/a Chugai Boyeki (America) Corp., f/k/a Chugia International Corp.), a New York corporation, pursuant to which the Company agreed to buy an aggregate of 543,715 shares of Common Stock (the “Shares”), all of the shares that the seller, CBC AMERICAS Corp., owned, for $1.10 per share (an aggregate of $598,086.50). The closing of the sale of the Shares was December 28, 2015.

The Reporting Person has acquired shares of Common Stock of the Issuer as a strategic business investment. The Reporting Person intends from time to time to review its investment in the Issuer, and to take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances then existing. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position with respect to its investment.

Item 5.  Interest in Securities of the Issuer.

Effective upon the closing of the sale of Shares pursuant to the Stock Purchase Agreement described in Item 4 of this Schedule 13D, the Company holds approximately 5.9% of the Issuer’s Common Stock.

(a) The responses of the Reporting Person to Rows (11), (12) and (13) of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned are incorporated herein by reference. The calculation of the foregoing percentages is based on 9,204,797 shares of Common Stock outstanding as of August 11, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

(b) The responses of the Reporting Person to Rows (7), (8), (9) and (10) of the cover page of this Schedule 13D that relate to the number of shares that the Company has sole power to vote or direct the vote, shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition are incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Person has not affected any transactions in the Common Stock for the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 and Exhibit 1 attached hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Stock Purchase Agreement dated as of November 24, 2015 by and between CBC AMERICAS Corp. and Shenzhen Infinova Limited.

CUSIP No. 925811 10 1	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2015

SHENZHEN INFINOVA LIMITED

/s/ Jeffrey Liu
Name: Jeffrey Liu Title: Chairman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2015

SHENZHEN INFINOVA LIMITED

/s/ Yanfeng Zhang
Name: Yanfeng Zhang Title: Chief Executive Officer